1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
ADAM T. TEUFEL adam.teufel@dechert.com +1 202 261 3464 Direct +1 202 261 3164 Fax

February 11, 2020

VIA EDGAR CORRESPONDENCE

Deborah O’Neal

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549-4644

Re:	Hartford Funds Exchange-Traded Trust (the “Registrant”) (SEC File Nos. 333-215165 and 811-23222)

Dear Ms. O’Neal:

We are writing in response to comments you provided telephonically to Alice Pellegrino, Alexander Karampatsos and me on January 23, 2020 with respect to the Registrant’s Post-Effective Amendment No. 22 filed on December 6, 2019, relating to Hartford Core Bond ETF (the “Fund”), a new series of the Registrant. On behalf of the Registrant, we have reproduced your comments below and provided the Fund’s responses immediately thereafter. Capitalized terms have the meanings attributed to such terms in the Post-Effective Amendment.

1.	Comment:	Please provide supplementally a completed Annual Fund Operating Expenses table and Expense Example for the Fund.

Response:	The completed Annual Fund Operating Expenses table and Expense Example for the Fund are attached as Appendix I.

2.	Comment:	Please confirm supplementally whether the Fund may invest in securities rated below investment grade. If so, please consider adding risk disclosure regarding investments in securities rated below investment grade.

Response:	The Registrant confirms that the Fund may invest in securities rated below investment grade, but investing in securities rated below investment grade is not anticipated to be part of the Fund’s principal investment strategy and is not expected to represent a significant portion of the Fund’s portfolio (generally 5% or less).

Accordingly, the Registrant does not believe that investing in “securities rated below investment grade” is a principal or additional risk of the Fund. However, the Registrant respectfully notes that the “Investment Risks – High Yield Investments (‘Junk Bonds’)” section of the SAI discloses the risks associated with investing in securities rated below investment grade. The Registrant does not believe any changes are necessary.

3.	Comment:	Please confirm supplementally whether the Fund may invest in asset-backed and mortgage-backed securities.

Response:	The Registrant confirms that the Fund may invest in asset-backed and mortgage-backed securities. The Registrant respectfully notes that the Fund’s Principal Investment Strategy section discloses that the Fund may invest in “asset-backed and mortgage-related securities, including collateralized mortgage and loan obligations” and that “Mortgage Related- and Asset-Backed Securities Risk” is disclosed as a principal risk of the Fund.

4.	Comment:	In the Fund’s Principal Investment Strategy section please identify the Fund’s benchmark and disclose the duration of the Fund’s benchmark.

Response:	The Registrant confirms that it will revise the disclosure consistent with this comment.

5.	Comment:	Please confirm supplementally that the Fund or its adviser(s) have the records necessary to support the calculation of the performance of the Core Bond Broad Composite as required by Rule 204-2(a)(16) under the Investment Advisers Act of 1940.

Response:	The Registrant confirms that Wellington Management, the Fund’s sub-adviser, has the records necessary to support the calculation of the composite performance as required by Rule 204-2(a)(16) under the Investment Advisers Act.

6.	Comment:	Please confirm supplementally whether the returns of the Core Bond Broad Composite reflect any sales charges.

Response:	The Registrant confirms that neither the Fund nor any of the accounts in the Core Bond Broad Composite are subject to any sales charges. Accordingly, the returns of the Core Bond Broad Composite do not reflect any sales charges.

Should you have any questions, please feel free to contact me at (202) 261-3464.

Sincerely,

/s/ Adam T. Teufel

Adam T. Teufel

cc:	Alice A. Pellegrino

John V. O’Hanlon

Appendix I

ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment)

Management fees	0.29%
Distribution and service (12b-1) fees	None
Other expenses	0.00%
Total annual fund operating expenses	0.29%

EXAMPLE. The examples below are intended to help you compare the cost of investing in the Fund with the cost of investing in other exchange-traded funds. The examples assume that:

•	Your investment has a 5% return each year
•	The Fund’s operating expenses remain the same

Your actual costs may be higher or lower. Based on these assumptions, for every $10,000 invested, you would pay the following expenses if you sell all of your shares at the end of each time period indicated:

Year 1	Year 3
$30	$93